UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Market Maker Replacement

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM’s Resolutions No. 44/22 and 133/22, informs its shareholders, the market in general, and to other interested parties, the termination of the agreement for the provision of Market Maker services celebrated with GENIAL INSTITUCIONAL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a company headquartered in the State of São Paulo, City of São Paulo, Avenida Brigadeiro Faria Lima, n° 3400, Conjunto 92, registered with the CNPJ/MF under No. 05.816.451/0001-15 ("Genial"). The agreement started on April 11, 2012 and the provision of services ends on the present date, as per written notice sent by the Company to Genial on June 29, 2022.

Additionally, TIM informs that it has entered into an agreement with BTG PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“BTG”), a company registered with the CNPJ/MF under No. 43.815.158/0001-22, headquartered at Av. Brigadeiro Faria Lima, no. 3477, 14th floor, Cidade de São Paulo, SP, to perform the role of Market Maker, with the objective of increasing the liquidity of the Company's ordinary shares traded on the Brasil, Bolsa, Balcão – B3 (“B3”) under the ticker TIMS3.

The new Market Maker will begin its activities on July 8, 2022, and will act in accordance with the CVM’s Resolution No. 133/2022, B3’s Market Maker Regulations, B3 Operation Regulations and other applicable rules and regulations. The Agreement will be in force for a period of twelve (12) months from its execution, automatically renewable for equal periods.

The Company also informs that 806,002,645 (eight hundred and six million, two thousand, six hundred and forty-five) ordinary shares issued are on free float and that there is no agreement with the Market Maker governing voting rights or the purchase and sale of securities issued by the Company.

Rio de Janeiro, July 7th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer